This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated November 25, 2008, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Georgeson Securities Corporation (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
of
OMRIX BIOPHARMACEUTICALS, INC.
at
$25.00 Net Per Share
by
Binder Merger Sub, Inc.
a Wholly-Owned Subsidiary
of
JOHNSON & JOHNSON

Binder Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), offers to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Omrix Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $25.00 per Share, net to the seller in cash without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (such offer, the “Offer”).

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 23, 2008, UNLESS THE OFFER IS EXTENDED. PREVIOUSLY TENDERED SHARES MAY BE WITHDRAWN AT ANY TIME UNTIL THE OFFER HAS EXPIRED AND, IF THE PURCHASER HAS NOT ACCEPTED SUCH SHARES FOR PAYMENT BY JANUARY 23, 2009, SUCH SHARES MAY BE WITHDRAWN AT ANY TIME AFTER THAT DATE UNTIL THE PURCHASER ACCEPTS SHARES FOR PAYMENT.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 23, 2008 (the “Merger Agreement”), by and among Parent, the Purchaser and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), (ii) the approval under the Restrictive Trade Practices Law 5748-1988 of Israel and the regulations promulgated thereunder for the purchase of Shares pursuant to the Offer and for the consummation of the Merger (as defined below) or the expiration or termination prior to the expiration of the Offer of the applicable waiting period (including any extension thereof by law, the consent of the parties to the Merger Agreement, or otherwise) thereunder, (iii) the approval of the Investment Center of Israel under the Law for the Encouragement of Capital Investment for the purchase of Shares pursuant to the Offer and for the consummation of the Merger, and (iv) if required by applicable law, the approval of the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade & Labor for the purchase of Shares pursuant to the Offer and for the consummation of the Merger.

The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase and generally requires that the number of outstanding Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may have been extended pursuant to the Merger Agreement), together with any other Shares beneficially owned by Parent and the Purchaser or any other direct or indirect wholly-owned subsidiary of Parent, constitute at least a majority of the Shares outstanding (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof).

The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged (the “Merger”) with and into the Company, with the Company continuing as the surviving corporation as a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or the Purchaser, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)), will be converted into the right to receive $25.00 (or any other per Share price paid in the Offer) net in cash without interest, less any required withholding taxes.

The Board of Directors of the Company has (i) determined that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of the Company and its stockholders, (ii) approved the Offer and the merger of the Purchaser with and into the Company, with the Company as the surviving corporation in accordance with the DGCL, (iii) approved the Merger Agreement and (iv) recommended that the Company’s stockholders accept the Offer, tender their Shares into the Offer, and, if required by applicable law, adopt the Merger Agreement.

For purposes of the Offer (including during any Subsequent Offering Period (as defined in the Offer to Purchase)), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to Computershare Limited (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal.

The expiration time of the Offer is 12:00 midnight, New York City time, on December 23, 2008 (which is the end of the day on December 23, 2008), unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration time of the Offer means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that the Purchaser (i) may, without consent of the Company, extend the Offer on one or more occasions for any period not exceeding 10 business days for any extension, if on any then-scheduled expiration date of the Offer any of the conditions to the Purchaser’s obligation to accept for payment and pay for the Shares validly tendered in the Offer (the “Offer Conditions”) are not satisfied or, in Parent’s or the Purchaser’s sole discretion, waived, until such time as any such condition or conditions are satisfied or waived, (ii) may, without consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer, and (iii) if, on any then-scheduled expiration date of the Offer, any of the Offer Conditions are not satisfied or, in Parent’s or the Purchaser’s sole discretion, waived, then, if requested by the Company, the Purchaser must, and Parent must cause the Purchaser to, extend the Offer through such time as the Company specifies. In no event, however, will the Purchaser be required to extend the Offer beyond May 22, 2009. Notwithstanding the foregoing, if any of the Offer Conditions set forth in clauses (e)(2) or (e)(3) of Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase has not been satisfied or, in Parent’s or the Purchaser’s sole discretion, waived, then the Company will not have the right to request the Purchaser to extend the Offer unless the breach or breaches of the Merger Agreement preventing such Offer

Conditions from being satisfied are all capable of being cured by the Company through the exercise of its reasonable efforts within 30 days, in which case the Company may request one or more extensions of the Offer for up to 30 days in the aggregate.

The Merger Agreement further provides that if all of the Offer Conditions are satisfied or waived, but the number of Shares validly tendered and not validly withdrawn, together with the Shares, if any, held by Parent and the Purchaser or any other direct or indirect wholly-owned subsidiary of Parent, constitute less than 90% of the outstanding Shares (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), assuming the exercise of the Top-Up Option (as described in Section 11 — “The Transaction Agreements” of the Offer to Purchase) in full, the Purchaser may (and if the Company so requests the Purchaser must, and Parent must cause the Purchaser to), upon the applicable expiration time of the Offer, provide a Subsequent Offering Period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) and, if applicable and to the extent permitted under such Rule 14d-11, thereafter extend such Subsequent Offering Period. The termination rights of the parties to the Merger Agreement are as set forth in the Merger Agreement and remain unaffected by the foregoing provisions in the Merger Agreement.

Any extension of the Offer will be followed as promptly as practicable by a public announcement if required. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during a Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 23, 2009. If the initial offering period has expired and the Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase), unless such Shares have been tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to banks, brokers, dealers and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Questions or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be addressed to the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

199 Water Street, 26th floor
New York, NY 10038-3560
Banks and Brokerage Firms, Please Call (212) 440-9800

All Others Call Toll-Free (888) 679-2897

The Dealer Manager for the Offer is:

Georgeson Securities Corporation

199 Water Street, 26th floor
New York, NY 10038-3560
Call Toll-Free (800) 445-1790

November 25, 2008